Jinhao Motor Company Dawang Industrial Park Hi-Tech Exploit Area Zhaoqing City, Guangdong 526238 People’s Republic of China Tel.: (86) 7583625628

February 10, 2011

By EDGAR Transmission

John Stickel
Attorney-Advisor
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE, Room 7010
Washington, DC 20549

Re:	Jinhao Motor Company
Amendment No. 3 to Registration Statement on Form S-1
Filed February 2, 2011
File No. 333-170226

Dear Mr. Stickel:

On behalf of Jinhao Motor Company (the “Company”), we hereby submit this response to the verbal comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), on February 9, 2011, with respect to the Company’s Amendment No. 3 to Registration Statement on Form S-1 filed on February 2, 2011 (the “Registration Statement”), along with Amendment No. 4 to the Registration Statement.

We understand and agree that:

(A) the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(B) the Company’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(C) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Part II Information Not Required in the Prospectus– Item 16 Exhibits and Financial Statement Schedules

1.         Please remove Exhibit 10.4 - Mineral Claim Purchase Agreement, dated October 10, 2006 - if this agreement is immaterial to the business of the Company.

Response:         We have removed Exhibit 10.4 from the Exhibits under Item 16 of Part II as well as from the Exhibit Index.

* * *

Very truly yours,

JINHAO MOTOR COMPANY

By: /s/ Chak Shing Tsoi
Chak Shing Tsoi
Chief Executive Officer

cc:	Scott C. Kline, Esq.
Dawn M. Bernd-Schulz, Esq. Pillsbury Winthrop Shaw Pittman LLP 2300 N Street, N.W.
Washington, D.C. 20037-1122